Exhibit 99.1

Industry Background and Market Overview July 22, 2011

by:

Kenneth T. Rosen

Randall Sakamoto

Eric Finnigan

Sarah Fishleder

Michael Breiman

Rosen Consulting Group

1995 University Avenue

Suite 550

Berkeley, CA 94704

510 549-4510

510 849-1209 fax

www.rosenconsulting.com

© 2011 Rosen Consulting Group

Industry Background and Market Overview

Executive Summary

Rosen Consulting Group (“RCG”) expects that the multifamily residential market is well-positioned to lead the commercial real estate recovery. As the economy improves, increasing demand for apartments will drive rental rates higher and reduce vacancies. Over the long term, strong underlying demographic trends are expected to fuel demand for apartments. In particular, the coming-of-age of the echo boom population, the retirement of baby boomers, and the formation of new immigrant households will bolster demand for rental properties.

Short-Term Recovery Drivers

•     Rental apartment demand is highly correlated with job growth. The Northeast and Mid-Atlantic regions are expected to have higher growth in employment than other regions.

•     As the economy improves, shared households (e.g. 18-24 year-olds living with their parents, households with roommates) will begin to decouple. The large number of new households in the Northeast and Mid-Atlantic regions will translate directly into stronger demand for rental units.

•     Low levels of apartment construction in recent years have limited new supply entering the market just as rental demand is increasing. This favorable supply-demand imbalance creates a significant opportunity for higher rent and occupancy levels.

•     Housing affordability is a key factor in apartment demand, particularly in the high-priced home markets in some Northeast and Mid-Atlantic cities. Additionally, stricter lending standards should lead to a reduced number of households with the ability to qualify for mortgages, thereby causing more households to rent apartments. The rentership rate should continue to rise in the medium term to the 35%-36% range.

Long-Term Recovery Drivers

•     New household formation due to population growth will drive demand for rental units. RCG expects nearly 7.0 million new households will be created from 2011 through 2015.

•     Maturation of the echo-boom generation (people born between 1982 and 1994) is expected to create a surge in demand for apartments. The aging of this generation will cause the 25-34 years old cohort to increase by 2.7 million people by 2015.

•     The large number of baby boomers (people born between 1946 and 1964) reaching retirement age is anticipated to constitute an important source of demand for rental housing. This generation will help to add more than 6.6 million residents to the 65 and over population by 2015.

•     Immigration adds to renter demand as it is an important driver of U.S. population growth. The Northeast and Mid-Atlantic regions receive a significant influx of new immigrants each year.

© 2011 Rosen Consulting Group, LLC	1

National Apartment Market: Overview and Outlook

Major U.S. Demand Drivers

•     Rental demand is highly correlated with job growth.

From January 2010 through May 2011, the U.S. economy created nearly 2.1 million private sector jobs. Private sector payroll expansion accelerated in the second half of 2010 and into the first quarter of 2011. Although the recovery has yet to fully replace the number of jobs lost during 2008 and 2009, it has exceeded expectations for a jobless recovery. During the recoveries following the last two recessions in 1990-1991 and 2000-2001, significant levels of job creation did not return until the third year of the recovery. RCG expects total payroll expansion of 1.3% in 2011 as the economic recovery continues. Between 2012 and 2015, total employment is forecasted to increase by an annual average rate of 1.2%. As payroll expansion continues, improved job prospects and increased hiring will lead to further improvement in the rental apartment market.

•     As the economic recovery continues, shared households (e.g. 18-24 year-olds living with their parents, households with roommates, etc.) will decouple, which will boost apartment demand. The large number of new households in the Northeast and Mid-Atlantic regions will translate directly into stronger demand for rental units. RCG expects household formation to average 1.2% per year through 2015.

During the recession, many young people were forced to move back home with their families or move in with roommates in an effort to lower living costs. The National Multifamily Housing Council (“NMHC”) notes that in 2009, 20 million people in the 18 to 34 year-old age cohort, or 29.4%, were living with parents, an increase over the historical range of 27% to 28%. With the rebound in job creation, many households that consolidated during the recession are now decoupling, thus creating new demand for housing, particularly rental units.

•     Strong underlying demographic trends are expected to fuel demand for apartments over the long term. In particular, the growth in the echo-boom population, the retirement of baby boomers, and the formation of new immigrant households will bolster demand for rental properties.

The U.S. population is expected to continue to grow, fueled by both immigration and births. With approximately 309.1 million residents, the U.S. is the fourth-largest country in terms of population. RCG expects the U.S. population to increase by 1.0% per year, an increase of more than 15.2 million people from 2011 through 2015. During the same period, the number of households in the U.S. is projected to increase from 117.5 million to 124.5 million, an increase of nearly seven million households.

•     The maturing echo boom population is expected to create a surge in demand for apartments.

When the baby boomers started to have their own children, referred to as echo boomers, a second wave of concentrated population growth emerged. The Joint Center for Housing Studies of Harvard University (“JCHS”) projects that nearly 2.2 million new households under the age of 35 will be created by 2020. Apartments are poised to benefit as these age cohorts traditionally constitute the bulk of the renter pool. In 2010, the rentership rate of households headed by someone under the age of 35 was 60.9%, the highest rate of all age cohorts. Additionally, there were nearly 4.3 million births per year on average between 2000 and 2009, more than during the echo boom, ensuring continued strong growth in the population of 20-24 year-olds even after the echo boomers move into older age cohorts. RCG expects that this large increase in young new household formation will drive high levels of long-term multifamily housing demand.

Household Projections by Age Group (Thous.)

Age	2010e	2020e	Change	% Change
Under 25	7,075	7,163	88	1.2%
25-34	20,490	22,582	2,092	10.2%
35-44	22,400	23,686	1,286	5.7%
45-54	25,328	23,443	-1,885	-7.4%
55-64	21,753	25,752	3,999	18.4%
65+	25,578	34,835	9,257	36.2%
Total	122,624	137,461	14,837	12.1%
Note: “e” denotes JCHS-forecasted value.
Sources: Census, Joint Center for Housing Studies, RCG

© 2011 Rosen Consulting Group, LLC	2

•     The large number of baby boomers reaching retirement is also anticipated to constitute an important source of demand for rental housing.

The 65 years or older population is expected to increase from 40.3 million to 54.9 million between 2010 and 2020, an average annual increase of 3.5% or roughly triple the 1999 to 2008 average annual growth rate for this cohort. As they retire, baby boomers are selling their suburban single family homes which require extensive upkeep, and moving to higher-density buildings, which require little maintenance and have easier access to cultural and entertainment amenities. The retirement of the baby-boomer population continues to increase demand for rental units and is expected to strengthen as a demand driver.

•     Immigration adds to renter demand as it is an important driver of U.S. population growth.

Immigration adds to renter demand as it is one of the key drivers of U.S. population growth. According to the Census, 13.9% of the population were born outside of the U.S. and the homeownership rate among immigrants was 56.6% in 2009. The Pew Research Center projects that by 2020, the foreign-born share of the U.S. population will rise to 14.6% from 12.0% in 2005. This increase will constitute 31% of total population growth over these years. Immigrants often have more children than their U.S.-born counterparts, also contributing to the population and household formation increase and bolstering rental demand in the coming years.

As the JCHS notes, new immigrants are more apt to rent due to their typically lower incomes, shorter credit histories, and lack of savings for a down payment. This tendency is reinforced by the lack of a homeownership expectation in many immigrants’ native countries. During the housing boom, homeownership rates among immigrants increased, but since the recession, this trend has eroded. RCG expects that tighter mortgage lending standards, including larger down-payment requirements, will contribute to an extended high rentership rate among immigrant households in the coming years.

•     Affordability is another key factor in apartment demand.

Affordability is the main determinant of whether people rent or buy. As home prices have declined significantly from recent peaks and mortgage rates remain low, affordability is at an historic high. However, demand for rental units is still strong because many people are unable to obtain mortgages because lending standards remain strict. Furthermore, valuation declines in the single family market have deterred some households from purchasing.

© 2011 Rosen Consulting Group, LLC	3

Single family housing affordability increased during the past several years as home prices declined significantly. Housing affordability is measured by RCG as the share of households with sufficient income to afford a median-priced existing home utilizing a 30-year, fixed-rate mortgage. After reaching a low of 40.1% in 2005, household affordability increased to 60.6% in 2009. By 2010, the national affordability rate peaked at 62.9%, as house prices began to stabilize. RCG projects household affordability to trend lower, reaching 59.3% in 2011 and 54.4% in 2012. While for-sale housing affordability is at a high level, the difficulty in obtaining mortgage financing and consumer perception that home values may continue to decline will continue to bolster the number of renter households.

A common measure of affordability is the ratio of home prices to rents, with a higher ratio indicating a lower level of housing affordability. Although the ratio fell significantly during the single family housing market correction, it is still relatively high, especially in the Northeast, Mid-Atlantic and West Coast regions, which typically have the highest home prices. Due to high for-sale housing costs, these regions generally have a high percentage of renters.

•     With fewer households able to qualify for mortgages, a greater number are forced to rent.

Despite continued low interest rates and low home prices, RCG expects the homeownership rate to remain below recent historical highs. Since peaking at 69.2% in the fourth quarter of 2004, the percentage of households owning their home fell steadily, reaching 66.4% in the first quarter of 2011, the lowest level since 1998. RCG expects this percentage to continue to fall in the near term to the 64%-65% range as the peak homeownership rate experienced during the housing boom was primarily due to the ease of attaining mortgage financing. A drop in the homeownership rate of 1% would equal nearly 1.2 million fewer homeowner households.

More stringent lending standards have also decreased the pool of potential homeowners and, coupled with lingering stigma of the housing-led recession, have led to shifts in tenure preference. Since 2008, underwriting standards for residential mortgages have tightened significantly. In spite of the end of the recession and some stabilization in the for-sale housing market, residential lending tightened among 40% of respondents in early 2011 compared with the previous year according to a credit availability survey conducted by the Office of the Comptroller of the Currency. The National Association of Realtors surveyed attitudes on homeownership in 2010 and 80% of respondents noted that the lack of sufficient savings for a down payment and closing costs was an obstacle to purchasing. In the same survey, 55% of homeowners and 74% of renters believed that owning a home is more difficult now than in their parents’ generation. Additionally, a vast majority, 87% of homeowners and 82% of renters believed that it will be more difficult for the next generation to obtain homeownership. According to a 2011 study by the National Association of Home Builders, 11% cited difficulties in obtaining a mortgage as the greatest barrier. Stringent lending standards will likely lead to a sustainable demand for rental units.

© 2011 Rosen Consulting Group, LLC	4

•     Income is an important determinant of the rent versus ownership decision.

Households with enough income to buy often own their own homes while many renters may desire homeownership but do not have sufficient incomes to do so. The relatively lower median incomes of renter households, $30,576 in 2009 according to the Census Bureau, indicates that many renter households are unable to purchase either because they cannot afford mortgage payments or do not have the requisite savings for a down payment. In fact, the rentership rate of households with incomes less than the national median of $50,221 is approximately 49%. For households with income greater than the median, the rentership rate falls to approximately 19%.

Major U.S. Supply Drivers

•     The favorable supply-demand imbalance will lead to a significant opportunity for increased rental rates with continued high occupancy levels.

Single family and condo construction surged during the peak of this past cycle, while rental construction slowed. During this time, rental buildings composed a smaller share of construction starts than historically. In 2002, buildings built specifically as rental properties composed nearly 79% of total multifamily construction, but then declined to 55% by 2006. The pace of condo construction surged during the peak to 152,000 units in 2005 but began to decline with only 120,000 units started in 2007. Total multifamily construction peaked during 2005, with 354,000 units started and subsequently began to decline rapidly. Multifamily rental construction starts declined sharply in 2009 to 112,000 units as the loss of jobs and lack of available construction financing brought the market to a standstill. In total, starts reached only 114,000 multifamily units in 2010, much lower than the 10-year average of 288,000 units per year from 2001 through 2010. RCG expects multifamily starts to increase to 165,000 units in 2011 and 250,000 units in 2012.

•     Apartment market conditions improved during 2010 and into 2011.

Apartment market conditions improved significantly as job growth fueled demand for rental units. In the first quarter of 2011, the rental vacancy rate in buildings with five or more units reached 10.5%, 2.6 percentage points lower than the peak in 2009. The overall vacancy rate, encompassing all rental units, decreased to 9.7% in the first quarter of 2011, 1.4 percentage points lower than the recent high in 2009. The greater decrease in vacant units among properties with five or more units reflects renter preferences for professionally managed apartment properties rather than single family homes which are often available at comparable monthly rents.

RCG forecasts that the vacancy rate will continue to decline, fueled by increasing employment and continued decoupling of households. RCG expects that the vacancy rate in properties with five or more units will decrease to 8.0% in 2011. The vacancy rate is expected to continue to trend lower, reaching 7.3% in 2015. The overall vacancy rate is expected to improve at a slower rate in the near term, decreasing to 9.0% in 2011. By 2015, the overall vacancy rate is expected to fall to 7.1%.

© 2011 Rosen Consulting Group, LLC	5

The CPI rental component, which is a broad measure of rent growth, increased by 1.1% year-over-year in the first quarter of 2011. This was the largest rate of appreciation since the third quarter of 2009. With increased occupancy and heightened tenant demand, RCG expects that rent growth will accelerate, reaching 3.1% in 2011. During the next several years, rent appreciation is projected to average 4.3% per year from 2012 through 2014, before slowing slightly to 3.0% in 2015.

In addition to underlying demographic and economic trends, the local regulatory environment can become an important facet of market performance. Apartment markets with well-established supply constraints often perform better than average as the risk of oversupply over the long-term is lessened. These constraints can include development regulation, geographic barriers, affordable housing requirements and many other measures that create barriers to market entry.

Comparison of Market Barriers to Entry

In addition to underlying demographic and economic trends, the local regulatory environment can become an important indicator of relative market performance. Apartment markets with well-established supply constraints often perform better than average as the risk of oversupply over the long-term is lessened. These constraints can include development regulations, geographic barriers, affordable housing requirements and many other measures that create barriers to market entry.

RCG examined groupings of metropolitan areas categorized by RCG as high barrier and low barrier markets. Potential market barriers to new construction included availability of developable land, regional density, zoning or land use restrictions, and affordable housing requirements. Among the markets within the coverage universe, RCG identified 25 high barrier markets and 50 low barrier markets. The high and low barrier categorizations were developed utilizing an index that incorporated indicators of land constraint and regulatory environment. These groupings of markets were subsequently compared to the United States and a group of “core markets”. This core market grouping was comprised of Baltimore, Central New Jersey, New York, Northern New Jersey, Philadelphia, and Washington, D.C. The core markets were categorized as high barrier markets and the analysis of market indicators reflected performance generally on par with the larger group of high barrier markets.

Market Groupings
High Barrier	Low Barrier
Baltimore	Albuquerque	Memphis
Boston	Atlanta	Milwaukee
Central New Jersey	Austin	Minneapolis
Chicago	Bakersfield	Modesto
Fort Lauderdale	Birmingham	Nashville
Hartford	Boise	Norfolk
Honolulu	Charlotte	Orlando
Los Angeles	Cincinnati	Phoenix
Miami	Cleveland	Pittsburgh
Nassau-Suffolk	Colorado Springs	Raleigh-Durham
New York	Columbus	Richmond
Northern New Jersey	Dallas	Rochester
Oakland	Denver	Sacramento
Orange County	Detroit	Salinas
Philadelphia	El Paso	Salt Lake City
Portland	Fort Worth	San Antonio
San Diego	Fresno	Santa Rosa
San Francisco	Greensboro/Winston-Salem	Spokane
San Jose	Houston	St. Louis
Santa Barbara	Indianapolis	Stockton
Seattle	Inland Empire	Tampa
Stamford	Jacksonville	Tucson
Tacoma	Kansas City	Tulsa
Ventura	Las Vegas	Vallejo
Washington, D.C.	Louisville	West Palm Beach
Source: RCG

•                  Constrained supply leads to increased rent growth

Increased occupancy supports higher rent growth on average in high barrier markets. From 2003 through 2010, rent growth in the core markets averaged 4.1% per year. During the same period, rent growth averaged 3.6% per year in the high barrier markets and 2.0% in the low barrier markets, as compared with a national average of 2.7%. The higher occupancy levels for the core and high barrier markets led to more significant rent increases in the past decade. The core and high barrier markets should produce stronger rent growth going forward, with the low barrier markets lagging due to higher levels of supply. From 2011 through 2015, the core market group is expected to average 4.7% rent growth per year. The high barrier markets should average 4.3% per year while the low barrier markets should lag with 3.1% growth per year.

© 2011 Rosen Consulting Group, LLC	6

•                  Market barriers constrain new supply

The various local constraints on development can curtail multifamily construction activity. Construction activity declined in all markets during the past few years and the cost of development in high barrier markets added to the downward trend. From 2001 through 2010, multifamily permits in high barrier markets accounted for an average of 0.8% of stock per year. Over the long term, permitting activity in the core markets was on par with the high barrier markets at 0.8% of stock per year. In comparison, low barrier markets produced average permitting activity of 1.3% of stock per year. Multifamily development activity is expected to increase throughout the nation, but construction in high barrier markets will remain constrained. RCG expects annual permitting activity averaging 0.6% of stock from 2011 through 2015 in the high barrier markets. Similarly, the core markets are forecasted to have permitting activity averaging 0.6% of stock per year during the same period. The low barrier markets, with fewer development constraints, produced permits as a share of stock at a significant spread above the core and high barrier markets for much of the past two decades. The recent decline in development activity throughout all types of markets caused this spread to disappear since 2009. We expect an increase in multifamily construction activity to once again widen the spread between low and high barrier markets, but is not expected to return to the pre-recession levels for some time. The low barrier markets are forecasted to produce permit levels averaging 0.8% of stock through 2015.

•                  Urban centers with market barriers support higher household income levels

The increased housing costs as a result of market barriers and dense land usage necessitate relatively higher income levels. Within high barrier markets, the mean average household income in 2010 was $160,893. The average household income increased by 39.7% since 2000 and is forecasted to grow by 4.5% per year from 2011 through 2015. The core markets had a mean average household income of $148,240 in 2010. Since 2000, the average household income increased by 42.0% in these markets. RCG projects average household incomes in the core markets to expand by an average of 4.5% per year during the next five years. In comparison, low barrier markets had an average household income of $111,276 in 2010 and income increased by only 32.8% since 2000. From 2011 through 2015, the average household income in the low barrier group is expected to increase by 4.3% per year.

•                  High barriers indicate low housing affordability

The greater relative median price of single family homes in high barrier markets reduces single family housing affordability even though incomes are generally higher in these cities. In 2010, the share of households able to afford the median priced home in high barrier markets was 55.4%. While the affordability rate increased from the low in 2005 of 29.6%, many fewer households can afford to purchase a home using conventional mortgages in the high barrier markets. Within the low barrier markets, the affordability share was 73.9% in 2010. The core markets had a household affordability share of 49.3% in 2010, significantly less than the national average of 62.9%. By 2015, household affordability in the core market group is expected to decrease to 38.0%, much lower than the 53.2% national rate and 65.5% affordability in low barrier markets. The level of affordability correlates well with rentership rate as cost is a primary determinant of a household’s tenure choice.

© 2011 Rosen Consulting Group, LLC	7

•                  Unemployment in the core markets has been lower than the nation for most of the past 20 years

The unemployment rate in the core markets has historically been lower than the rest of the United States. By the first quarter of 2011, the unemployment rate in the core markets decreased to 8.2%, 70 basis points lower than the national unemployment rate during the same period. Within the high barrier markets, the unemployment rate was 9.1% while it was 9.6% in the low barrier markets in the first quarter of 2011. RCG forecasts the unemployment rate to decrease to 5.4% in the core markets by 2015. In comparison, the unemployment rate is expected to decrease to 6.5% in the high barrier markets and 6.8% in the low barrier markets by 2015. The national unemployment rate is projected to reach 7.0% in 2015.

	Average Over		Average Over
	2003-2010		2011-2015
	Historical		Projected
	Period	2010	Period
Multifamily Permits as Percentage of Multifamily Stock
Core Markets	0.8%	0.3%	0.6%
U.S.	0.9%	0.4%	1.0%
High Barrier Markets	0.8%	0.3%	0.6%
Low Barrier Markets	1.2%	0.4%	0.8%

Unemployment Rate
Core Markets	5.8%	8.1%	6.4%
U.S.	6.5%	9.6%	8.0%
High Barrier Markets	6.4%	9.4%	7.7%
Low Barrier Markets	6.6%	9.9%	8.1%

CPI Rent Growth
Core Markets	4.1%	2.5%	4.7%
U.S.	2.7%	0.6%	3.8%
High Barrier Markets	3.6%	1.4%	4.3%
Low Barrier Markets	2.0%	-0.2%	3.1%

Housing Affordability
Core Markets	39.9%	49.3%	40.3%
U.S.	50.0%	62.9%	55.2%
High Barrier Markets	40.7%	55.4%	45.4%
Low Barrier Markets	61.6%	73.9%	67.2%

Sources: BEA, BLS, Census, RCG

© 2011 Rosen Consulting Group, LLC	8

Philadelphia

•     Growth in the Philadelphia metropolitan area economy is driven by educational and health services - the largest employment sector in the area

The Philadelphia metropolitan area is one of the largest population centers in the country with nearly 6.0 million residents, or 1.9% of the U.S. population. It has one of the highest mean household income levels in the U.S. at $128,329 and current unemployment rate of 8.4%. The region is home to a number of dynamic industries, leveraging faculty, alumni and resources of the quality higher educational institutions in the surrounding area. Additionally, transit accessibility to local job centers and adjacent metropolitan areas is an attraction for many residents. The Philadelphia metropolitan area has a population density greater than most large urbanized areas and has significant barriers to new construction.

The pharmaceutical, life sciences, healthcare and higher education industries, in particular, have fueled job gains and income growth during the past decade. The University of Pennsylvania and its affiliate, Penn Medicine, are two of the largest private sector employers in the region. These employers are located at the core of the region allowing existing multifamily buildings to meet the needs of the employee population of high-paid, professionals. Furthermore, the Philadelphia economy has diversified, with services-driven industries generally replacing an outdated manufacturing base over time. The growth in these sectors has directly translated to strong demand for apartment buildings.

Total employment declined moderately during the recession, with a cumulative 5.0% decline during 2008 and 2009. While losses continued through the first quarter of 2010, by the end of 2010 employment increased 0.5%, adding a net of 13,107 jobs. RCG predicts that total employment will expand by 0.8% in 2011 with continued growth through the forecast period. From 2011 to 2015, total employment should increase at an annual average rate of 0.9%.  The Philadelphia unemployment rate decreased from 9.3% in December 2009 to 9.0% in December 2010. RCG expects the unemployment rate to decline to 8.2% by year-end 2011, dropping further through the forecast period to 5.4% in 2015.

•     Favorable demographics in the Philadelphia metropolitan area are expected to increase apartment demand

Between 2005 and 2010, population growth increased by 0.5% annually and household formation was a modest 1.7% during this period. This trend was compounded by the recession that forced many renters to double up with roommates or live with parents. From 2011 through 2015, RCG projects more than 139,000 new residents in the Philadelphia region, an annual average growth rate of 0.5%. During the same period, household formation should average a similar 0.5%, and RCG expects approximately 52,800 new households will be formed by 2015. RCG expects future population growth and household formation will be positive, contributing to an increase in rental demand.

More than one-quarter of the population, or 1.6 million residents, are aged 15 to 34 years-old in the Philadelphia metropolitan area, according to the 2010 Census estimate. RCG expects an increase of more than 125,000 residents in this age bracket by 2015, an increase of 7.7%. The baby-boomer demographic also represents more than a quarter of the population, totaling nearly 1.6 million residents aged 45 to 64 years in 2010.  RCG expects that residents 45 to 65 years-old will represent 39.9% of the area population by 2015.

The foreign born population of Philadelphia grew from 7.0% in 1990 to 11.2% in 2009, representing an increase of over 250,000 people. Although the 2009 figure includes Atlantic County, New Jersey, and Cape May County, New Jersey due to shifts in MSA boundaries, the growth in this population segment is significant to the multifamily market. The new immigrant portion of the foreign born population are highly likely to become renters as they arrive in the market and strive to economically and socially establish themselves. The echo-boomer and baby-boomer population may total more individuals, but the foreign born population is additive to the total landscape of multifamily demand.

After increasing at a 4.9% average annual rate from 2005 to 2007, household income growth slowed to 1.9% and 1.5% in 2008 and 2009 due to the recession. Household income growth increased to 2.1% in 2010, showing the first signs of a recovery. RCG expects this trend to continue in 2011 as job growth returns, particularly in high-paying local industries. RCG predicts that annual income growth in Philadelphia will increase to 3.8% in 2011, and average 4.6% annually from 2012 to 2015. The strong household income growth should drive rent growth that will be captured by existing buildings as construction levels remain low in the coming years.

© 2011 Rosen Consulting Group, LLC	9

Renter households in the Philadelphia region have lower incomes relative to home owning households. In 2009, the median renter household income was $31,915 compared with $76,653 for homeowner households. This lower income level among renting households constrains movement into homeownership. In the Philadelphia metropolitan area 29.3% of households were renters in 2010, compared with 33.1% at the national level.

•     Lack of new supply and stable demand contributed to healthy Philadelphia multifamily fundamentals during the recession

The Census vacancy rate declined from 12.9% in 2007 to 10.8% in 2010. CPI rental component growth declined 0.3% in 2010 from a recent peak of 4.2% in 2007. Between 2003 and 2010, rent growth averaged 3.0%, compared with the national average of 2.7%. RCG expects 2011 to mark a turnaround, with a 3.5% jump in rent growth and a 30 basis point drop in the vacancy rate to 10.5%. Afterward, resumed job growth and declining housing affordability should increase demand for rental units, driving the vacancy rate down to 9.0% in 2015. As market conditions tighten, RCG forecasts rent growth to accelerate to an annual average rate of 4.2% from 2012 to 2015. Existing buildings are best positioned to immediately capture the rent growth, due to the lengthy and unpredictable time to market for new development.

•                  Decline in multifamily permitting activity during the housing boom in Philadelphia

New multifamily construction in the Philadelphia metropolitan area is challenging, resulting in a favorable environment for existing multifamily owners. New multifamily construction permits averaged 0.6% of total stock versus the national average of 1.0% since 1996. In 2003, permits for approximately 5,300 multifamily units were pulled, a figure which generally declined on an annual basis to 1,300 in 2010. The lack of affordable construction financing options contributed to a further decline in permitting activity in early 2011. Year-to-date through April 2011, permits for more than 1,200 units were pulled. RCG expects multifamily permitting activity to remain slow through the near term with permits for 2,100 units forecasted in 2011. RCG predicts this figure will rise steadily alongside tightening market conditions to 4,800 units permitted in 2015, representing less than 1.0% of total multifamily stock.

The development environment of the Philadelphia metropolitan area is challenging.  New projects face high barriers to entry due to the extended zoning and approval process, land assembly difficulties and heavily unionized labor. Since 2009, the city of Philadelphia worked to revise its zoning code and development process.  Although these efforts should result in a streamlined development process in the long term, it is likely that development approvals will be approached with caution as the city is careful to create new precedents and standards. The development timeline is lengthy, and the necessary zoning and environmental approvals are costly.  These challenges together with the tight debt market will constrain new multifamily development, allowing existing multifamily properties to take advantage of the vacancy rate drop and rent growth RCG expects to occur through 2015.

Philadelphia’s property tax abatement program effectively subsidized residential development by not levying property taxes on new buildings or improvements for 10 years, contributing to the addition of 12,121 units of housing to the business district between 1997 and 2009, according to an October 2009 study by the Central Philadelphia Development Corporation and the Center City District. During this period, many underperforming office and industrial buildings were repurposed for residential uses, particularly condominiums. When the housing market slowdown hit, some condo units were rented out; however, the shadow supply was not as significant in Philadelphia as in many other East Coast markets.

Existing multifamily buildings are well positioned to take advantage of growth in the young professional and student demographic segments, as funding for new developments remains tight. Additionally, many of these buildings are located near established public transportation infrastructure. The ability to take public transportation to work or school is important to these demographic segments. With oil prices increasing, the availability of public transportation can be a key factor in choosing rental housing.

© 2011 Rosen Consulting Group, LLC	10

•     Confluence of factors indicate a positive outlook for Philadelphia

The combination of ample jobs, low relative unemployment, high relative household income, and limited new supply in the Philadelphia metropolitan area led to average annual rent growth for multifamily housing of 3.0% from 2003 through 2010 versus a national average of 2.7%, and average annual rent growth since 1996 of 2.9% versus the national average of 3.1%. RCG expects rent growth in the Philadelphia metropolitan area to average 4.0% through 2015 versus the expected national average of 3.8% over the same period.

	Philadelphia	U.S. Total/Average
Total Residents	5,992,395	309,051,000
2010 Population Growth	0.4%	0.8%
RCG Projected Population Growth 2011-2015	0.5%	1.0%
2010 Unemployment Rate	9.0%	9.6%
RCG Projected Unemployment Rate
- 2011E	8.2%	8.9%
- 2015E	5.4%	7.0%
2010 Average Household Income	$128,329	$87,673
2010 Job Growth	0.5%	0.5%
RCG Projected Job Growth
- 2011E	0.8%	1.3%
- 2015E	1.2%	1.3%
2010 Housing Affordability	61.6%	62.9%
RCG Projected Housing Affordability
- 2011E	57.1%	59.3%
- 2015E	48.2%	53.2%
Total 15-34 Year Olds	1,624,871	85,435,777
- 15-34 Year Olds as % of Total Population	27.1%	27.6%
2009 Total Foreign-Born Residents	667,863	42,639,300
- Foreign-Born Residents as % of Total Population	11.2%	13.9%
2010 Multifamily Construction Permits	1,854	151,393
RCG Projected Multifamily Construction Permits
- 2011E	2,100	n/a
- 2012E	2,500	n/a
2010 Rentership Rate	29.3%	33.1%

Sources: BEA, BLS, Census, RCG

New York-New Jersey

•     The metropolitan area is the largest regional economy in the United States and among the strongest in the country as the national economy emerges from a deep recession

The New York-New Jersey metropolitan area has a total population of approximately 16.3 million, or 5.3% of the total U.S. population. It has one of the highest mean household income levels in the U.S. at $153,600 and a current unemployment rate of 8.8%. The metropolitan area is one of the most densely populated in the U.S., and has one of the largest renter pools at 48.4% of households, versus the national average of 33.1%. Many are long-term renters due to the low housing affordability share of 37.0%, versus the national average of 62.9%.

The New York-New Jersey metropolitan area, for the purposes of this study, combines the New York, Newark and Central New Jersey metropolitan divisions. Within the state of New York, the New York-New Jersey metropolitan area includes New York City, along with Nassau, Suffolk, Putnam, Rockland and Westchester counties. Within the state of New Jersey, the New York-New Jersey metropolitan area includes Middlesex, Monmouth, Ocean, Somerset, Bergen, Hudson, Passaic, Essex, Hunterdon, Morris, Sussex and Union counties. It also includes Pike County, Pennsylvania. The larger New York-Newark-Bridgeport, NY-NJ-CT-PA Combined Statistical Area (CSA) includes, in addition to New York-New Jersey metropolitan area, the Bridgeport-Stamford-Norwalk, CT Metropolitan Statistical Area (Fairfield County, Connecticut); Kingston, NY Metropolitan Statistical Area (Ulster County, New York); New Haven-Milford, CT Metropolitan Statistical Area (New Haven County, Connecticut); Nassau-Suffolk, NY Metropolitan Division (Nassau and Suffolk counties, New York); Poughkeepsie-Newburgh-Middletown, NY Metropolitan Statistical Area (Dutchess and Orange counties, New York); Torrington, CT Micropolitan Statistical Area (Litchfield County, Connecticut); and Trenton-Ewing, NJ Metropolitan Statistical Area (Mercer County, New Jersey).

The New York-New Jersey metropolitan area’s role as a global business hub and plentiful cultural resources make it a highly desirable location for businesses and residents. The local economy is diverse: in addition to financial services, other major industries throughout the New York-New Jersey metropolitan area include business services (e.g., legal, accounting), education, health care, media and publishing, pharmaceuticals, life sciences and shipping. This metropolitan area is one of the most densely populated in the nation and development regulations are strict.

In the aftermath of the recession and financial crisis of 2008 and 2009, job losses decelerated sharply to a near halt in the New York-New Jersey metropolitan area through 2010. Just 2,100 positions were shed during 2010, representing less than 0.1% of total payrolls, bringing the total employment base to 7.3 million. In the New York-Newark-Bridgeport, NY-NJ-CT-PA Combined Statistical Area, the employment base increased slightly to 9.5 million during 2010. The bulk of the job losses around the New York-New Jersey metropolitan area occurred within the government sector; non-government sectors actually expanded 0.5% on the year, representing 30,100 new jobs. Expansion in education, health care, life sciences and a recovering finance industry will fuel economic growth in the New York-New Jersey metropolitan area going forward. RCG forecasts payrolls to expand by an average of 1.1% annually between 2010 and 2015 in the New York-New Jersey metropolitan area.

© 2011 Rosen Consulting Group, LLC	11

Despite a slight decline in payroll employment, unemployment rates around the region significantly decreased during 2010. The unemployment rate in the New York metropolitan division fell by 150 basis points during the year to reach 8.6%. Newark’s unemployment rate decreased 110 basis points to 9.1%, and Central New Jersey’s unemployment rate decreased 120 basis points as well to reach 8.4%. In the larger CSA, the unemployment rate decreased 80 basis points to 8.5% during 2010. In both New York and Central New Jersey, RCG forecasts the unemployment rates to fall to 5.6% by 2015, while Newark’s unemployment rate decreases to 6.4% in the same period. The combined New York-New Jersey unemployment rate should reach 8.0% in 2011 before falling to 5.7% by 2015.

•                  Strong demographics provide solid demand for the apartment market

The New York-New Jersey metropolitan area is densely populated with approximately 16.3 million residents. The population in the New York-Newark-Bridgeport, NY-NJ-CT-PA Combined Statistical Area grew to more than 20 million as of 2010. RCG estimates that the New York-New Jersey metropolitan area population grew by 0.5% in 2010. Looking ahead, RCG expects population growth to be stable through the forecast period, averaging 0.6% per year from 2010 through 2015. Household formation rates have generally correlated positively with population growth, aside from the 2005 to 2006 period when total households decreased while population continued growing. In 2010, the total number of households grew by 0.6% to 5.9 million. RCG expects approximately 185,100 new households through 2015 at an average growth rate of 0.6% annually.

The New York-New Jersey metropolitan region is a gateway through which immigrants come into the United States from many parts of the world. The ethnically diverse population fuels demand for a variety of goods and services. High immigrant populations generally translate to strong apartment demand because new residents tend to inhabit rental housing based on preference and greater difficulty obtaining mortgage credit due to recent immigration. Approximately 32.9% of the New York-New Jersey metropolitan area residents were born outside the United States, compared with 13.9% at the national level. Throughout the past several decades, the foreign-born population in the New York-New Jersey metropolitan area has increased from 26.5% in 2000 and 23.7% in 1990.

Approximately 27.6% of the New York-New Jersey metropolitan area’s total population is comprised of the echo boomer generation in the 15 to 34 year-old age group, a major driver of rental demand. By 2015, RCG is forecasting that this cohort will expand by 7.4% on a cumulative basis, resulting in an increase of 333,500 residents. The 45 to 64 year-olds, also considered the baby-boomer generation, have almost entirely driven overall population growth in the New York-New Jersey metropolitan area since 2000. From 2000 through 2010, this cohort grew by a total of 23.4% to 4.3 million people. RCG is forecasting this group, which is another major driver of rental demand, will expand by 0.7% cumulatively, for a net increase of 28,900 people.

The New York-New Jersey metropolitan area has one of the highest mean average household incomes in the country. Household incomes averaged $152,299, $165,563 and $147,848 in New York, Northern New Jersey and Central New Jersey, respectively, in 2010. By comparison, the mean household income at the national level was $87,673 in 2010. RCG expects household income growth to continue through the medium term in the region. In New York, RCG’s forecast calls for the average household income to grow at an average annual rate of 4.9% between 2010 and 2015. During the same period, growth in household income in Northern New Jersey and Central New Jersey is forecasted to average 5.0% and 3.5% respectively.

•                  New York has one of the largest pools of renters in the country

Throughout the larger Census-defined New York-Northern New Jersey-Long Island, NY-NJ-PA metropolitan statistical area, which includes the New York-New Jersey study area as well as the suburban Long Island metropolitan division (Nassau and Suffolk counties, New York), 48.4% of households were renters, compared with 33.1% at the national level. Renter households are more concentrated in urbanized sections of the metropolitan area — New York City and Newark — where for-sale housing is cost-prohibitive. Suburban areas tend to attract owner households, as pricing is more amenable to the householders’ lifestyle. As of 2009, the latest data available for the smaller metropolitan divisions, 59.6% of households in the New York metropolitan division were renters. In Newark, 36.7% of households rent, along with 25.8% in the more suburban Central New Jersey.

© 2011 Rosen Consulting Group, LLC	12

Many renters in the New York-New Jersey metropolitan area are long-term renters due to income. While these households may prefer to buy, they are often unable to afford monthly mortgage payments or produce the requisite down payment to purchase even at currently low home prices. In 2009, the New York-New Jersey metropolitan area’s median renter household income was $39,544. In comparison, the median homeowner household income was $91,541.

In the more urban New York metropolitan division, 31.5% of households could afford mortgage payments on a median-priced home in 2010. This compares with 49.7% in the Newark metropolitan division. In the Central New Jersey metropolitan division, the 2010 affordability rate was 54.0%. The correction in home prices in the last several years increased affordability throughout the New York-New Jersey metropolitan area metropolitan area, however. Housing affordability in New York dropped to a cyclical low of 15.7% in 2005. Affordability in Newark and Central New Jersey followed a similar trend, falling to 29.9% and 34.7%, respectively, in 2005.

As housing market conditions improve and income growth is able once again to support home price appreciation, affordability in New York and Northern New Jersey will likely decrease. RCG forecasts affordability to drop back to 20.6% in New York by 2015 from 31.5% in 2010. Newark’s affordability rating will likely decrease to 38.1% by 2015 from 49.7% in 2010 and, in Central New Jersey, to 41.0% from 54.0%. As more households become priced out of the for-sale market, the pool of potential renters will likely increase accordingly.

Further influencing tenure choice in the area is the region’s role as a destination for new immigrants. Approximately 7.2 million residents in the New York-New Jersey metropolitan area were born outside their current home state or outside the United States altogether. New residents in a particular area often choose to rent while they familiarize themselves with the area. The metropolitan area’s large student population is also a source of renter demand. Approximately 1.1 million residents of the New York-New Jersey metropolitan area are enrolled in an undergraduate, graduate or professional degree program.

•                  New York apartment markets’ barriers to entry are among the highest in the country

Due to the highly supply-constrained nature of the local rental housing market and high renter demand, the apartment vacancy rate has been relatively stable on a long-term basis. Nevertheless, the Census rental vacancy rate in the New York-New Jersey metropolitan area increased during the recession to reach 7.1% in 2010, up from a cyclical low of 4.8% in 2006. Looking forward, RCG expects the Census rental vacancy rate to decrease through the forecast period as job growth increases demand. In the near term, the limited amount of new supply will help to concentrate tenants in existing apartment units and lower the vacancy rate. The vacancy rate is forecasted to drop to 4.7% by 2015 in New York and 4.8% in both Newark and Central New Jersey.

The New York-New Jersey metropolitan area had an annual average rent growth for multifamily housing of 4.3% from 2003 through 2010, compared with the national average of 2.7%. As rising unemployment resulted in lower demand for units, rent growth decelerated to 2.1% in 2009 before increasing to 2.8% in 2010. RCG expects rent growth to average 5.5% annually between 2010 and 2015 in New York, 4.6% in Newark and 4.7% in Central New Jersey.

•                  Supply pipeline has decreased

The apartment market in the New York-New Jersey metropolitan area has high barriers to entry in terms of new construction. Often prohibitively high costs associated with new building projects are primarily rooted in high tax rates, complex land ownership agreements and heavily unionized labor, among other factors. In addition, assembling the necessary parcels of land, complying with building codes and zoning regulations and conducting environmental reviews add time and extra cost to construction projects. In terms of geography, the coastal region is bordered on one or more sides by the Atlantic Ocean, both limiting the area available for new development and concentrating demand for housing near the waterfront. As one of the most densely populated metropolitan area in the United States, there are few opportunities left for new development in desirable locations along transportation corridors — highways, rail lines and others.

© 2011 Rosen Consulting Group, LLC	13

New multifamily construction permits in the New York-New Jersey metropolitan area averaged 0.6% of total stock versus the national average of 1.0% since 1996, and as a result the area has one of the lowest multifamily vacancy rates in the U.S. The number of units authorized for construction increased slightly during 2010 after a drastic slowdown from recent years in 2009. Just 11,300 units were permitted during 2010, up from 10,000 in 2009 and in contrast with an average of 43,800 per year from 2005 to 2008. Looking further ahead, RCG expects development activity to gain momentum, though annual permitting volume is not likely to reach 2005 to 2008 levels by 2015. RCG’s forecast calls for permitting activity to ramp up after 2010 to reach 38,400 permits in 2015, up from 14,800 in 2011. While development activity is projected to accelerate, in 2015 the annual permitting level will reach only 0.8% of existing stock. The vast majority of units authorized for construction are likely to be in the New York metropolitan division.

•                  The New York-New Jersey metropolitan area apartment market continually outperforms other markets

The combination of a dense population, ample jobs, low relative unemployment, high relative household income, and limited new supply in the New York-New Jersey region led to average annual rent growth for multifamily housing of 4.3% from 2003 through 2010 versus the national average of 2.7%, and average annual rent growth since 1997 of 4.1% versus the national average of 3.1%. RCG expects rent growth in New York-New Jersey to average 4.9% through 2015 versus the expected national average of 3.8% over the same period.

	New York-New Jersey	U.S. Total/Average
Total Residents	16,265,116	309,051,000
2010 Population Growth	0.5%	0.8%
RCG Projected Population Growth 2010-2015	0.6%	1.0%
2010 Unemployment Rate	8.6%	9.6%
RCG Projected Unemployment Rate
- 2011E	8.0%	8.9%
- 2015E	5.7%	7.0%
2010 Average Household Income	$153,600	$87,673
2010 Job Growth	0.0%	0.5%
RCG Projected Job Growth
- 2011E	0.7%	1.3%
- 2015E	1.4%	1.3%
2010 Housing Affordability	37.0%	62.9%
RCG Projected Housing Affordability
- 2011E	32.2%	59.3%
- 2015E	25.7%	53.2%
Total 15-34 Year Olds	4,495,179	85,435,777
- 15-34 Year Olds as % of Total Population	27.6%	27.6%
2009 Total Foreign-Born Residents	5,327,450	42,639,300
- Foreign-Born Residents as % of Total Population	32.9%	13.9%
2010 Multifamily Construction Permits	11,268	151,393
RCG Projected Multifamily Construction Permits
- 2011E	14,800	n/a
- 2012E	22,700	n/a
2010 Rentership Rate	48.4%	33.1%

Sources: BEA, BLS, Census, RCG

© 2011 Rosen Consulting Group, LLC	14

Baltimore-Washington, D.C.

•     The Baltimore-Washington, D.C. area performed well during the economic downturn and conditions are favorable for healthy growth going forward

The Baltimore-Washington, D.C. metropolitan area has a total population of approximately 8.3 million, or 2.7% of the U.S. population. It has one of the highest household income levels in the U.S. at $152,310 and one of the lowest current unemployment rates of 6.3%. It also has a housing affordability share of 62.7%. Approximately 34.3% of residents in Baltimore and 32.7% in Washington, D.C. rent their home.

The Baltimore-Washington, D.C. metropolitan area is a vibrant economy, anchored by the federal government and industries such as defense, technology, consulting and legal services. The role of government in the local economy serves to create jobs but enabled the region to navigate the recent recession relatively well. The broad spectrum of jobs and high quality of life attracts educated professionals, contributing to strong in-migration trends. The region is relatively dense, particularly in the inner cores of Baltimore and Washington, D.C., and there are numerous constraints on development activity.

In addition to the public sector, the region’s numerous colleges and universities also help drive the educational and health services sector, one of Baltimore-Washington, D.C.’s largest job sectors. The area’s healthy job market and corresponding high wages are major attractions for both young professionals and working families, leading to positive net migration and population growth. The economy shed jobs in 2008 and 2009, but began a period of growth adding jobs during the first six months of 2010. Approximately 46,100 jobs were created in the Baltimore-Washington, D.C. metropolitan in the first half of 2010, equating to a growth rate of 1.1%. Payrolls decreased in the area by 19,700 jobs during the remainder of 2010. However, approximately 24,800 jobs were added during the first quarter of 2011, equating to a 0.6% growth rate since the beginning of 2010. RCG expects job growth to accelerate throughout the forecast period, with payrolls expanding by an average of 1.5% annually between 2011 and 2015.

The Baltimore metropolitan and surrounding area’s economy is expected to improve throughout 2011, when the federally mandated Base Realignment and Closure (BRAC) program kicks into high gear. Under this program, 15,000 defense sector jobs are being relocated to bases in Harford and Anne Arundel counties. There is currently more than $100 million of federal funding earmarked for BRAC, and the effort is expected to bring more than 25,000 new jobs to the Baltimore metropolitan and surrounding area through the duration of the forecast period. In addition to government jobs, government contractors and sub-contractors are also expected to expand in the area. In addition to providing a much needed boon to the economy, the residential market, particularly the apartment market, will also benefit from the increased demand.

The Baltimore metropolitan area’s unemployment rate remained unchanged between 2009 and 2010 at 7.9% while the Washington, D.C. metropolitan area’s unemployment rate fell from its peak of 6.6% in 2009 to 6.0% by the end of 2010.  RCG expects the unemployment rate to stay above recent historical norms in the near term as more job seekers return to the market. With increased hiring going forward, RCG forecasts that the unemployment rate in Baltimore’s metropolitan area will drop from 7.0% at year-end 2011 to 4.6% by 2015, while the unemployment rate in Washington, D.C.’s metropolitan area will fall to an estimated 4.3% by 2015. RCG expects the combined Baltimore-Washington, D.C. unemployment rate to reach 6.2% in 2011 before falling to 4.4% by 2015.

•                  Population continued to grow in Baltimore-Washington, D.C. region, despite the recession

While population growth in the Baltimore-Washington, D.C. metropolitan area slowed between 2006 and 2009 to an annual average of 0.9%, RCG estimates that the area’s population grew by 1.5% in 2010. This equates to an increase of 123,300 additional residents, for a total of approximately 8.3 million people. With the economic recovery expected to pick up steam in the coming years and as the pace of net migration increases, RCG expects population growth will average 1.3% per year between 2011 and 2015. Household formation historically averaged 1.4% between 1991 and 2005, but then stopped completely in 2006, followed by an average of 0.5% over the next three years. Household formations picked back up in 2010, increasing 1.1% to over three million households in the Baltimore-Washington, D.C. region. RCG expects an additional 205,900 households to be formed between 2011 and 2015, resulting in an annual average growth rate of 1.3%. This healthy level of growth bodes well for improved demand for the multifamily market.

© 2011 Rosen Consulting Group, LLC	15

The Baltimore-Washington, D.C. metropolitan area tends to be a major point of entry for immigrants coming to the United States. Washington, D.C. is a key international business hub. Foreign embassies and multinationals’ headquarters are located in and around Washington, D.C. to be close to the policymakers, and also to take advantage of Washington, D.C.’s highly educated workforce. People come to work here from all over the United States as well as abroad. Baltimore tends to benefit from its close proximity to Washington, D.C., but its own growing financial and health services industries, as well as world class universities, attract immigrants in its own right. In 2009, 17.9% of the Baltimore-Washington, D.C. area residents were born outside of the United States, compared with 13.9% at the national level. The number of foreign born residents has been increasing in the region. In 1990, 10.6% of the Baltimore-Washington, D.C. population was born outside of the United States, and in 2000 the share had increased to 14.3%. This growing immigrant population will help fuel apartment demand as new residents tend to rent because credit has often not been established and the ability to borrow in order to purchase a home is limited.

Approximately 28.1% of the population in the Baltimore-Washington, D.C. area is composed of the 15 to 34 year-old age cohort, a major driver of rental demand. By 2015, RCG forecasts this cohort will increase by 13.3% on a cumulative basis for the addition of 308,400 new people. The other dominant cohort is the 45-64 year-olds, or the baby-boomer generation, which grew by a total of 29.5% between 2000 and 2010 to over 2.2 million people. RCG is forecasting that this group, another major driver of rental demand will grow by an additional 3.4% or 76,100 people by 2015.

RCG estimates that the average household income in the Baltimore metropolitan area in 2009 was $129,100. After healthy growth of 6.5% in 2006 followed by 5.5% in 2007, income growth slowed in line with the recession to 1.2% in 2009. Household income growth began to increase in 2010, by 2.2%, and growth is expected to continue, increasing to 5.2% by 2015. Washington, D.C.’s metropolitan area has one of the highest average household incomes in the country. We estimate that the average household income in 2010 was $162,500. After robust growth of 6.1% in 2005 followed by 7.4% in 2006, income growth slowed in line with the recession to 1.6% in 2009. Average household income growth increased to 3.7% in 2010. As the recovery is under way, household incomes are expected to continue to increase, growing by 4.2% in 2011 to 5.1% by 2015.

Renter households tend to have lower income levels than homeowner households. In 2009, the median renter household income was $36,779 in the Baltimore metropolitan area and $51,134 in the Washington, D.C. metropolitan area. Homeowner households had much higher income levels, $83,172 in the Baltimore metropolitan area and $106,976 in the Washington, D.C. metropolitan area, respectively. The higher home prices in this region necessitates a higher income to afford to buy a home, and many renter households are unable to make the transition into homeownership.

•                  Healthy apartment market fundamentals

As of 2010, approximately 34.3% of households in Baltimore’s and 32.7% in Washington, D.C.’s metropolitan areas were renting, according to the Census. Based on RCG’s calculations, affordability in Baltimore’s metropolitan area fell from 67.8% of households that could afford a median-priced home in 2000, to an estimated 45.6% in 2005 — the bottom of the cycle. As home prices corrected, affordability began to increase to 64.1% in 2010. Similarly in the Washington, D.C. metropolitan area, affordability for households able to afford a median-priced home fell from 63.9% in 2000, to a low of 33.2% in 2005. Affordability was back up to 62.0% in 2010. As the housing market continues to improve and home prices once again appreciate, affordability in both the Baltimore and Washington, D.C. metropolitan areas will likely decrease. RCG forecasts that affordability will decrease to approximately 54.7% and 48.0% for Baltimore and Washington, D.C.’s metropolitan areas, respectively, by 2015. As fewer households are able to afford for-sale single family homes, the number of households choosing to rent will likely increase.

Construction levels in the Baltimore metropolitan area have been relatively stable since 2000 and did not experience the surge in condo supply seen in many Northeastern markets. In 2008 and 2009, a pullback in demand caused market conditions to soften. The annual vacancy rate increased to 13.6% in 2009 from 10.5% in 2006. The vacancy rate then fell 280 basis points to 10.8% in 2010, a trend RCG expects to continue. RCG is forecasting that the return of job growth will yield improved demand fundamentals in the coming years, decreasing the vacancy rate to 7.0% by 2015. Washington, D.C.’s metropolitan area however, like many markets around the country, saw a surge of condo development during the most recent housing market boom period. This new supply outpaced demand, especially once the job market contracted, leaving the Washington, D.C. metropolitan area with weak rental market fundamentals. On an annual basis, the vacancy rate hovered above historical market norms between 2007 and 2009, but RCG estimates that going forward, the Washington, D.C. metropolitan area’s solid net-migration and job creation will drive the multifamily market. The vacancy rate should gradually fall into the low-8.0% and high-7.0% range by 2014 and 2015. In the near-term the abundant supply of units will prevent significant development activity. Not until later in our forecast when existing supply is absorbed, do we expect development activity to increase.

© 2011 Rosen Consulting Group, LLC	16

In the combined Baltimore-Washington, D.C. metropolitan area, CPI rent growth averaged 4.0% from 2003 through 2010, compared with the national average of 2.7%. RCG projects the Baltimore-Washington, D.C. annual rent growth to average 4.5% from 2011 through 2015. Rent growth in Baltimore’s metropolitan area slowed slightly to 2.5% in 2010 from 2.6% one year earlier. With market conditions set to improve, RCG is forecasting rent growth will rise by an annual average of 4.0% from 2011 to 2015. In the Washington, D.C. metropolitan area, the CPI rental component grew by 4.9% annually on average between 2000 and 2008, and then slowed to 2.6% in 2009. RCG is forecasting rent growth will rise from 4.0% in 2011 to 4.1% by 2015 as the market recovery continues.

•                  Supply pipeline has slowed down

Permitting activity in the Baltimore-Washington, D.C. metropolitan area slowed during the last several years and RCG expects this trend will continue until inventory is significantly reduced. After 13,100 permits were pulled in 2005, only 5,000 permits were pulled in 2009. In 2010, permit issuance increased slightly by 0.1% for a total of 5,700 units. In the Baltimore metropolitan area, much of the new development took place in the Downtown/Waterfront area whereas development in the suburban markets was more muted. The impact of shadow supply on the rental market has not been an issue in Baltimore because the market did not experience a sharp increase in condo development that other markets across the country did during the previous housing market boom. However, the Downtown/Waterfront area experienced an increase in new developments in 2008, specifically high-end condo developments, at a time when market conditions started to erode. Given the fact that the supply pipeline has been dramatically scaled back and job growth is returning, RCG expects that the Downtown/Waterfront submarket will be able to absorb the excess supply in the coming years. Similarly, while downtown Washington, D.C. experienced an increase in condo development during the boom, the construction pipeline was quickly shut off, preventing a massive overhang of supply. As demand increases in the short term, excess supply will decline in the coming years. Going forward, RCG estimates that the pace of construction activity in the Baltimore-Washington, D.C. region will remain modest in the near-term and eventually pick back up, with 8,000 permits expected to be pulled in 2015.

•                  The Baltimore-Washington, D.C. metropolitan area’s apartment market has a favorable long-term outlook

The Baltimore-Washington, D.C. metropolitan area tends to be less volatile than other regions in the Northeast and Mid-Atlantic as there tends to be less out-migration. Stable population growth and household formation in the Baltimore-Washington, D.C. region will provide steady prospects for growth in the coming years. Developers are also expected to keep the construction pipeline in check, limiting the risk of a demand/supply imbalance.

The apartment market in the Baltimore-Washington, D.C. metropolitan area has high barriers to entry for new construction. In 2009, the city of Baltimore established an extensive sustainability plan focused on evaluating development proposals that are brought before Baltimore’s Planning Department & Planning Commission. While these initiatives are a benefit to the city’s environmental and economic future, they are often associated with prohibitively high initial costs to developers. While Baltimore’s waterfront property is a desirable location for multifamily residential units, the city has imposed strict guidelines for development of properties within a specified distance from the Chesapeake Bay, another potentially difficult hurdle for future proposed projects. In Washington, D.C. a century-old height restriction imposed on buildings has led to a limited supply of space. Density is limited because of the restraints imposed on building vertically, which has caused development to sprawl horizontally. New developments are forced to locate further away from public transit hubs and are often less attractive commuting options. In addition, the Baltimore-Washington, D.C. metropolitan area is subject to affordable housing laws, which apply added pressure on developers, further reducing the number of market value units made available.

© 2011 Rosen Consulting Group, LLC	17

•                  Outlook for the Baltimore-Washington, D.C. metropolitan area’s apartment market is very positive

Average annual rent growth for multifamily housing in Baltimore-Washington, D.C. was 4.0% from 2003 through 2010, compared with the national average of 2.7%. RCG expects rent growth in Baltimore-Washington, D.C. to average 4.5% through 2015 versus the expected national average of 3.8% during the same period. RCG believes both near-term and long-term demand for apartments will be strong in the Baltimore-Washington, D.C. metropolitan area, particularly once the for-sale housing market recovery is well established. Steady employment growth, net migration and household formation will also increase multifamily demand in the future.

	Baltimore-Washington, D.C.	U.S. Total/Average
Total Residents	8,274,915	309,051,000
2010 Population Growth	1.5%	0.8%
RCG Projected Population Growth 2010-2015	1.4%	1.0%
2010 Unemployment Rate	6.6%	9.6%
RCG Projected Unemployment Rate
- 2011E	6.2%	8.9%
- 2015E	4.4%	7.0%
2010 Average Household Income	$152,310	$87,673
2010 Job Growth	0.6%	0.5%
RCG Projected Job Growth
- 2011E	1.4%	1.3%
- 2015E	1.8%	1.3%
2010 Housing Affordability	62.7%	62.9%
RCG Projected Housing Affordability
- 2011E	58.1%	59.3%
- 2015E	50.2%	53.2%
Total 15-34 Year Olds	2,323,710	85,435,777
- 15-34 Year Olds as % of Total Population	28.1%	27.6%
2009 Total Foreign-Born Residents	1,461,547	42,639,300
- Foreign-Born Residents as % of Total Population	17.9%	13.9%
2010 Multifamily Construction Permits	5,660	151,393
RCG Projected Multifamily Construction Permits
- 2011E	5,400	n/a
- 2012E	6,000	n/a
2010 Rentership Rate
- Baltimore	34.3%	33.1%
- Washington, D.C.	32.7%	33.1%
Sources: BEA, BLS, Census, RCG

© 2011 Rosen Consulting Group, LLC	18